EXHIBIT 99.1

PRESS RELEASE

Leading Independent Advisory Firm Recommends Shareholders Vote
FOR all Banro Director Nominees

- Shareholders Are Urged to Vote BLUE Proxy

Toronto, Canada – June 16, 2014 – Banro Corporation ("Banro" or the "Company") (NYSE MKT - "BAA"; TSX - "BAA") announced today that Institutional Shareholder Services Inc. (“ISS”) has recommended that Banro’s shareholders vote FOR all of management’s director nominees using only Banro’s BLUE proxy. ISS has also recommended that shareholders NOT vote the green dissident proxy of Liberty Street Capital Corp.

ISS is a leading independent international corporate governance analysis and proxy voting firm. ISS recommendations are intended to assist shareholders in making choices regarding proxy voting decisions. In making its recommendations, ISS carefully considers the validity of the arguments and the outcome that is in the best interests of shareholders.

ISS stated that, “Liberty Street Capital Corp and Noam Franklin, which together hold 11,000 shares of BAA stock, are seeking shareholder approval to replace six incumbent directors and elect eight dissident nominees in their place. They have not made a compelling case that a change to the composition of the board is needed. Shareholder support for the management slate, therefore, is warranted.”

ISS also noted that, “There are also early signs of operational progress: year over year gold production increased by 16% at Twangiza, the Namoya plant was brought online, and the company successfully raised capital in February under difficult conditions. Though the company still faces a number of challenges ahead, it is unclear what else a new board or management team would do that the current board has not done. The dissidents, therefore, have not made a compelling case that a change to the composition of the board is necessary at this time.”

Protect your investment
- Vote your BLUE proxy today to ensure the Company stays on track -

We urge you – our valued shareholder – to protect your investment and reject Liberty Street's attempt to take control of your company.

Regardless of how many shares you own, your vote is important in order to send a message to Liberty Street that you support the current Board and the Company’s bright future. It is crucial that you vote your BLUE proxy today.  If you have already voted, you can still change your vote, simply by voting your BLUE proxy today. Your later dated BLUE proxy will replace any prior dated green proxy you may have voted and will count.

Your support is critical to delivering on our plans and we ask you to support all resolutions at the meeting.  If you have any questions or need assistance in voting your proxy, please contact our proxy solicitor, Kingsdale Shareholder Services, toll free in North America (1-866-851-3214) or call collect from outside North America at (416-867-2272) or by email at contactus@kingsdaleshareholder.com.

For further information contact:

Kingsdale Shareholder Services; toll free in North America (1-866-851-3214) or call collect outside North America at (416-867-2272).

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and completion of its second gold mine at Namoya, located approximately 200 kilometres southwest of the Twangiza gold mine. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo (the “DRC”). Led by a proven management team with extensive gold and African experience, the initial focus of the Company is on the mining of oxide material, which has a low capital intensity to develop but also attracts a lower technical and financial risk to the Company. All business activities are followed in a socially and environmentally responsible manner.

For further Banro information, please visit www.banro.com, or contact:
Naomi Nemeth, Investor Relations, +1 (416) 366-9189, +1-800-714-7938, Ext. 2802, info@banro.com, and follow the Company on Twitter @banrocorp.